TruKno, LLC

FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2023 & DECEMBER 31, 2022

(Unaudited)

TABLE OF CONTENTS

TruKno, LLC BALANCE SHEET

	As Of	
	December 31, 2023	December 31, 2022
ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	$ 149,914	$ 64,352
Total Current Assets	149,914	64,352
NON-CURRENT ASSETS		
Intangible Assets (Software Platform)	262,971	187,898
Accumulated Amortization	(225,435)	(93,949)
Total Non-Current Assets, net	37,537	93,949
TOTAL ASSETS	187,450	158,301
LIABILITIES & OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	16,871	16,171
Unearned Revenue	58,200	10,000
Total Current Liabilities	75,071	26,171
TOTAL LIABILITIES	75,071	26,171
OWNER'S EQUITY		
Invested Capital	425,356	233,800
Owner's Distributions	(117,200)	-
Retained Earnings	(195,777)	(101,670)
Total Owner's Equity	112,379	132,130
TOTAL LIABILITIES & OWNER'S EQUITY	$ 187,450	$ 158,301

TruKno, LLC INCOME STATEMENT

	Year Ended			
	December 31, 2023		December 31, 2022	
REVENUE	$	99,600	$	45,000
COST OF REVENUE				
Cloud Hosting Subscriptions		6,574		2,829
Third Party Software Subscriptions		-		140
Total Cost of Revenue		6,574		2,969
GROSS PROFIT/(LOSS)		93,026		42,031
OPERATING EXPENSES				
Amortization of Intangible Assets		131,486		93,949
Development & Maintenance Expense		25,024		-
Contract Labor		4,610		-
Capital Raise Expenses		8,640		-
Marketing Expenses		6,790		18,282
Trainings & Industry Conferences		1,191		1,129
Travel, Meals & Entertainment		6,854		1,599
Legal Fees		678		1,194
Miscellaneous Expenses		1,860		-
Total Operating Expenses		187,133		116,153
OPERATING PROFIT (LOSS)		(94,107)		(74,122)
NET PROFIT (LOSS)	$	(94,107)	$	(74,122)

TruKno, LLC CASH FLOW STATEMENT

	Year Ended	
OPERATING ACTIVITIES	December 31, 2023	December 31, 2022
Net Income/(Loss)	$ (94,107)	$ (74,122)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangible Assets	131,486	93,949
Accounts Payable Increase/(Decrease)	700	13,842
Unearned Revenue Increase/(Decrease)	48,200	10,000
Total cash provided/(used) by operating activities:	86,279	43,669
INVESTING ACTIVITIES		
Software Platform Development	(75,073)	(80,901)
Total cash provided/(used) by Investing Activities	(75,073)	(80,901)
FINANCING ACTIVITIES		
Owner/Investor Contributions	191,556	100,000
Owner/Investor Distributions	(117,200)	-
Total cash provided/(used) by Financing Activities	74,356	100,000
Cash at the beginning of period	64,352	1,584
Net Cash increase for period	85,562	62,768
Cash at the end of period	$ 149,914	$ 64,352

TruKno, LLC OWNER'S EQUITY STATEMENT

	Year Ended			
	December 31, 2023		**December 31, 2022**	
OWNER'S EQUITY				
Owner's Equity (Beginning of Year)	$	132,130	$	106,252
Owner's Contribution (During the Year)		1,350		100,000
SAFE Agreements (WeFunder)		190,206		-
Owner's Distributions (During the Year)		(117,200)		-
Net Income/(Loss) Incurred (During the Year)		(94,107)		(74,122)
Total Owner's Equity	$	112,379	$	132,130